Letter From Brokers or Other Nominees to
                                Beneficial Owners

                           [ ] Shares of Common Stock
                      Initially Offered Pursuant to Rights
                         Distributed to Stockholders of

                                GSE Systems, Inc.

To Our Clients:

         Enclosed for your consideration are a Prospectus, dated [ ______________ ], 2001, and the Instructions as to Use of GSE Systems Inc. Subscription Warrants relating to the offer by GSE Systems Inc. ('GSE Systems') to issue additional shares (the 'Shares') of its common stock (the 'Common Stock') at a subscription price of $2.53 per Share, in cash (the 'Subscription Price'), pursuant to subscription rights (the 'Rights') initially distributed to holders of record ('Record Owners') of shares of Common Stock as of the close of business on [ ], 2001 (the 'Record Date').

         As described in the Prospectus, you will receive 0.711 Rights for each share of Common Stock carried by us in your account as of the Record Date. No fractional Rights will be granted; if a fractional Right would be calculated for you as a result of the ratio described above, the number of Rights granted to you will be rounded up to the nearest whole Right. You are entitled to subscribe for one (1) Share for each whole Right granted to you (the 'Basic Subscription Privilege') at the Subscription Price. You will also have the right (the 'Oversubscription Privilege'), subject to proration, to subscribe for Shares available after satisfaction of all subscriptions pursuant to the Basic Subscription Privilege at the Subscription Price. If there are insufficient additional Shares to satisfy all exercised Oversubscription Privileges, such additional Shares will be allocated pro rata among all the holders of the Rights exercising Oversubscription Privileges, in proportion to the number of Shares each such holder has purchased pursuant to his or her respective Basic Subscription Privilege. You must elect to exercise your Oversubscription Privilege (or not) at the time you exercise your Basic Subscription Privilege, and you must exercise your Basic Subscription Privilege in full in order to exercise your Oversubscription Privilege.

         In general, the Rights are nontransferable. You may transfer your Rights; however, to your immediate relatives (i.e., your spouse, children and parents), to entities wholly owned or controlled by you, and to certain other permitted transferees more fully described in the Prospectus.

         The materials enclosed are being forwarded to you as the beneficial owner of the shares of common stock carried by us in your account but not registered in your name. Exercises of the rights may be made only by us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Shares to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus and 'Instructions as to Use of GSE Systems, Inc. Subscription Warrants'. However, we urge you to read these documents carefully before instructing us to exercise your Rights.

         Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the offering described in the Prospectus. The offering will expire on [ ___ ], 2001, at 5:00 P.M., Eastern Time, unless the offering is extended by GSE Systems. Once you have exercised a Right, such exercise may not be revoked.

         If you wish to have us, on your behalf, exercise the Rights for any Shares to which you are entitled please so instruct us by completing, executing and returning to us the attached instruction form.

Any questions or requests for assistance concerning the offering should be directed to

                                  Gill Grady
                                  Sr. Vice President, Investor Relations
                                  GSE Systems, Inc.
                                  9189 Red Branch Road
                                  Columbia, MD  21045
                                  Phone 1-800-638-7912 or (410) 772-3500
                                  Fax:  (410) 772-3599
                                  Email: investor@gses.com


BA3#186037